Exhibit 00.1


                                  NEWS RELEASE

Media Contact
Daryn Teague, Teague Communications
(661) 297-5292 or teaguecomm@aol.com


Legal Research Center Signs Product Development Agreement

With Plugged In Software to Create Collaborative

Legal Knowledge Management Solutions on the Internet


Minneapolis -- December 18, 2001 -- Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, has entered into a strategic business alliance with Plugged In Software to develop a "next generation" Web-based platform that will allow corporate legal departments to efficiently manage their legal knowledge.

     LRC and Plugged In will be working together to create a unique collaborative knowledge management solution designed specifically for the legal profession. The alliance brings together LRC's expertise in traditional methods of legal research with Plugged In's leading-edge technology to dramatically enhance the process of information management and exchange across the Internet.

     "Plugged In's information exchange technology goes to the next level with respect to how the Internet will be used by businesses and their law firms to manage legal knowledge," said Christopher Ljungkull, chief executive officer of Minneapolis-based LRC. "Our new Web-based platform will transform how law firms and corporations store, access and then re-use their proprietary intellectual capital by effectively creating communities of knowledge between corporate counsel and their outside law firms."


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     According  to  Ljungkull,  the new  platform is designed to help  corporate legal departments reduce soaring legal expenses by reducing duplicative work. The technology and expertise provided by LRC and Plugged In will allow in-house counsel to virtually eliminate redundant research efforts and costs, and better leverage the intellectual capital of in-house and outside counsel. It will also empower law firms to leverage their work product far more effectively for multiple clients.

     "LRC's depth of experience in developing work product retrieval systems for corporate legal departments, together with our next-generation technology, will help corporate counsel to unlock the value of the legal knowledge that already exists in their collective file cabinets," said Bernadette Hyland, chief executive officer of Plugged In Software. "We can accomplish this by building a comprehensive index for all of the memos, briefs and other legal materials created for or used by the corporate legal department. This index will allow lawyers to uncover specific issues that have already been asked and answered with incredible specificity."

     "This agreement further strengthens LRC's e-commerce business strategy in a way that is compatible with our core competency of producing industry-leading outsourced legal research and writing services," said James Seidl, president of LRC. "Plugged In's technology will enable corporate law departments to efficiently retrieve and distribute legal data and information from disparate sources regardless of platform or document format."

     Legal Research Center (www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Based in Minneapolis and founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, Web site content creation, and compliance training. LRC's nationally recognized research attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

     Plugged In Software (www.pisoftware.com) produces Tucana Intelligent Connections(TM), an innovative distributed database technology for metadata management. Plugged In's technology provides a revolutionary new approach to managing information locally and accessing it globally. Based in Brisbane, Australia and founded in 1995, Plugged In delivers information management solutions based on Tucana for enterprises and online publishers.